SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13G/A-2*

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AdCare Health Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00650W300
(CUSIP Number)

July 30, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

CUSIP No. 00650W300	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Anthony J. Cantone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 858,576, comprising 430,635 shares of Common Stock, warrants for 75,000 shares of Common Stock and 352,941 shares of Common Stock issuable under convertible notes issued in 2012
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.

 SHARED DISPOSITIVE POWER

858,576, comprising 430,635 shares of Common Stock, warrants for 75,000 shares of Common Stock and 352,941 shares of Common Stock issuable under convertible notes issued in 2012

9.

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

858,576, comprising 430,635 shares of Common Stock, warrants for 75,000 shares of Common Stock and 352,941 shares of Common Stock issuable under convertible notes issued in 2012

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.23%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 00650W300	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Cantone Research, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 92,500, comprising 17,500 shares of Common Stock and warrants for 75,000 shares of Common Stock
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 92,500, comprising 17,500 shares of Common Stock and warrants for 75,000 shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,500, comprising 17,500 shares of Common Stock and warrants for 75,000 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED Y AMOUNT IN ROW (9) 0.46%
12.	TYPE OF REPORTING PERSON BD

CUSIP No. 00650W300	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Attosa Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION PENNSYLVANIA
NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 201,681, comprised of shares of Common Stock
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 201,681, comprised of shares of Common Stock
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,681, comprised of shares of Common Stock held for the benefit of customers to which the other Reporting Persons disclaim beneficial ownership

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.99%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 00650W300	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Cantone Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION PENNSYLVANIA
NUMBER OF SHARES	5.	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 597,977, comprising 245,036 shares of Common Stock and 352,941 shares of Common Stock issuable upon the conversion of convertible notes issued in 2012
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 597,977, comprising 245,036 shares of Common Stock and 352,941 shares of Common Stock issuable upon the conversion of convertible notes issued in 2012
9.

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

597,977, comprising 245,036 shares of Common Stock and 352,941 shares of Common Stock issuable upon the conversion of convertible notes issued in 2012

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 00650W300	13G	Page 5 of 9 Pages

Item 1(a).                      Name of Issuer:

The name of the issuer is AdCare Health Systems, Inc. (the “Company”).

Item 1(b).                    Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 1145 Hembree Road, Roswell, Georgia 30076

Item 2(a).                    Name of Person Filing:

This amended statement is filed by:

(i)	Cantone Research, Inc. (“CRI”), a New Jersey corporation, with respect to shares of Common Stock and warrants to purchase Common Stock of the Company owned directly by it;

(ii)	Attosa Financial LLC (“Attosa”), a Pennsylvania limited liability company, with respect to shares of Common Stock of the Company directly owned by it for the benefit of third parties to which CRI, CAM and Mr. Cantone disclaim beneficial ownership;

(iii)	Cantone Asset Management LLC (“CAM”), a Pennsylvania limited liability company, with respect to shares of Common Stock of the Company directly owned by it and Common Stock issuable upon conversion of a convertible note issued in 2012, and

(iv)	Anthony J. Cantone, who is President and Chief Executive Officer and sole shareholder of CRI and is managing member of Attosa and CAM, with respect to shares of Common Stock or securities convertible into Common Stock owned directly by himself as an individual and by CRI, Attosa (to which he disclaims beneficial ownership) and CAM.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party;

Item 2(b).                    Address of Principal Business Office, or if none, Residence:

The address of the business office of each of the Reporting Persons is 766 Shrewsbury Avenue, Suite E-401, Tinton Falls, NJ 07724.

Item 2(c).                    Citizenship:

Anthony J. Cantone is a United States citizen.  CRI is a corporation organized under the laws of the State of New Jersey. Attosa is a limited liability company organized under the laws of the Commonwealth of Pennsylvania. CAM is a limited liability company organized under the laws of the Commonwealth of Pennsylvania.

Item 2(d).                    Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2(e).                    CUSIP Number:

00650W300

CUSIP No. 00650W300	13G	Page 6 of 9 Pages

Item 3.                  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act,

(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 00650W300	13G	Page 7 of 9 Pages

Item 4.   Ownership:

A.	Anthony J. Cantone
	(a)	Amount beneficially owned: 858,576
	(b)	Percent of class: 4.23%. The percentages used in this Item 4 and elsewhere in this Form 13G are calculated based upon 19,879,417 shares of Common Stock with no par value outstanding as of July 30, 2015, as provided to the Reporting Persons by the Company, plus 352,941 shares issuable to the Reporting Persons under convertible notes issued in 2012 and 75,000 shares issuable to the Reporting Persons under warrants to purchase Common Stock. .
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 8585276 , comprising 430,635 shares of Common Stock, warrants for 75,000 shares of Common Stock and 352,941 shares of Common Stock issuable under convertible notes issued in 2012
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 8585276 , comprising 430,635 shares of Common Stock, warrants for 75,000 shares of Common Stock and 352,941 shares of Common Stock issuable under convertible notes issued in 2012

Because Anthony J. Cantone, the President and Chief Executive Officer of CRI, holds all of the outstanding shares of CRI, Mr. Cantone may be deemed to beneficially own the shares of Common Stock beneficially owned by CRI.  In addition, because Mr. Cantone is the managing member of Attosa, he may be deemed to beneficially own the shares of Common Stock beneficially owned by Attosa, except those being held for third parties, to which he disclaims beneficial ownership. Further, because Mr. Cantone is the managing member of CAM, he may be deemed to beneficially own the shares of Common Stock beneficially owned by CAM.

B.	Cantone Research, Inc.
	(a)	Amount beneficially owned: 98,000
	(b)	Percent of class: 0.48%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 92,500, comprising 17,500 shares of Common Stock and warrants for 75,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to vote or direct the vote: 92,500, comprising 17,500 shares of Common Stock and warrants for 75,000 shares of Common Stock

C.	Attosa Financial LLC
	(a)	Amount beneficially owned: 201,681 shares of Common Stock (These securities are held for the benefit of third parties, to which the Reporting Persons disclaim beneficial ownership.)
	(b)	Percent of class: 0.99%
	(c)	(i)	Sole power to vote or direct the vote: 201,681 shares of Common Stock
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 201,681 shares of Common Stock
		(iv)	Shared power to dispose or direct the disposition: 0

CUSIP No. 00650W300	13G	Page 8 of 9 Pages

D.	Cantone Asset Management LLC
	(a)	Amount beneficially owned: 597,977
	(b)	Percent of class: 2.9%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 597,977, comprising 245,036 shares of Common Stock and 352,941 shares of Common Stock issuable upon the conversion of convertible notes issued in 2012
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 597,977, comprising 245,036 shares of Common Stock and 352,941 shares of Common Stock issuable upon the conversion of convertible notes issued in 2012

Item 5.                    Ownership of Five Percent or Less of a Class:

The Reporting Persons are no longer owners of 5% or more of any class. ☒

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.                    Identification and Classification of Members of the Group:

See Item 2.

Item 9.                    Notice of Dissolution of Group:

Not applicable.

Item 10.                    Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

CUSIP No. 00650W300	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:                 October 2, 2015

ANTHONY J. CANTONE

By:	/s/ Anthony J. Cantone

CANTONE RESEARCH, INC.

By:	/s/ Anthony J. Cantone
Anthony J. Cantone
President and CEO

ATTOSA FINANCIAL LLC

By:	/s/ Anthony J. Cantone
Anthony J. Cantone
Managing Member

CANTONE ASSET MANAGEMENT, LLC

By:	/s/ Anthony J. Cantone
Anthony J. Cantone
Managing Member